Exhibit 99.2

Navios Maritime Holdings Inc. Regains Compliance with NYSE Continued Listing Requirements

MONACO, Sept. 01, 2016 (GLOBE NEWSWIRE) — Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) announced today that, based upon a notice received on September 1, 2016 from the New York Stock Exchange, Inc. (“NYSE”), the Company is once again in compliance with the NYSE’s continued listing requirement of a minimum average closing price of $1.00 per share over a consecutive 30 trading-day period.

At the close of trading on August 31, 2016, the average closing price of the Company’s common stock for the previous 30 trading-days was above $1.00 per share and its closing share price on August 31, 2016 was $1.00. Accordingly, the Company has resumed compliance with all NYSE continued listing requirements.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations including with respect to the Company’s ability to stay in compliance with the NYSE’s continued listing standards. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

Navios Maritime Holdings, Inc.